June 21, 2011

Mr. Lyn Shenk, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3628

Re:          Terra Nitrogen Company, L.P.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File No. 033-43007

Dear Mr. Shenk:

I am writing on behalf of Terra Nitrogen Company, L.P., a Delaware limited partnership (“TNCLP”), in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated June 8, 2011 (the “Comment Letter”), related to the above-referenced Form 10-K for the Fiscal Year ended December 31, 2010 (file no. 033-43007) (the “2010 10-K”).  The headings and numbered paragraphs below correspond to the headings set forth in the Comment Letter and the text of the headings and comments is highlighted in bold.

Form 10-K for the fiscal year ended December 31, 2010

Risk Factors, Page 6

1.              Please refer to the opening paragraph of the Risk Factor section.  In future filings, please delete the second sentence, which refers to additional risks and uncertainties not currently known to you.  All material risks should be described.  If risks are not deemed material, please do not reference them.

Response:  We acknowledge the Staff’s comment and in future filings the opening paragraph of the Risk Factors section will be revised to eliminate the sentence referenced above.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations (MD&A), page 18

2.              Your discussion of the changes in your results of operations is very general.  For example, you state that sales decreased from 2008 to 2009 because of a decline in average prices, yet you do not discuss the factors that caused such a significant decline (44% decrease).  Please significantly expand your discussion to clearly explain the factors driving the changes in your results of operations.  With regard to sales, please consider a discussion on pricing and volume and the reasons causing changes between periods.  Furthermore, please also expand your discussion to provide additional disclosure for the significant volatility in your gross margin percentage from period to period, including quantification of all material factors that cause the change.  Please revise accordingly.

Response:  We acknowledge the Staff’s request to provide additional details within the Management Discussion and Analysis (MD&A) to explain the factors that impacted the results of operations.  Included below is an excerpt from the MD&A section of the 2010 10-K as shown on page 18 that has been updated to provide an example of the additional language that will be added to future filings.  The inserted language has been marked.

Sales Volumes, Selling Prices and Cost of Natural Gas

	Year ended December 31,
	2010		2009		2008
	Volumes (000 tons)	Price ($/ton)(1)	Volumes (000 tons)	Price ($/ton)(1)	Volumes (000 tons)	Price ($/ton)(1)
Ammonia	335	$369	307	$374	303	$616

UAN(2)	1,958	$193	1,761	$191	1,980	$330

Cost of natural gas ($ per MMBtu)(3)	—	$4.63	—	$4.83	—	$8.59

(1)                                  After deducting $61.4 million, $54.8 million and $59.5 million in outbound freight costs for 2010, 2009 and 2008, respectively.

(2)                                  The nitrogen content of UAN is 32 percent by weight.

(3)                                  Includes the cost of natural gas purchases and realized gains and losses on natural gas derivatives.

Year ended December 31, 2010 Compared to Year ended December 31, 2009

Our net sales for 2010 were $564.6 million, an increase of $56.9 million or 11%, from net sales of $507.7 million in 2009. The increase was primarily due to increases in UAN and ammonia sales volume of 11% and 9%, respectively. Sales volumes increased in 2010 due to a strong fertilizer application season primarily as a result of favorable U.S. weather conditions in the spring and fall application seasons and efforts by customers to restock inventory levels in the fourth quarter due to expectations for a strong spring 2011 application season.

Total cost of sales averaged approximately $151 per ton in 2010 compared to $168 per ton in 2009.  The 10% decrease in production costs was primarily due to lower natural gas costs, partially offset by natural gas hedging costs and higher plant operating costs.

Our gross margin was $217.6 million in 2010 compared to $160.9 million in 2009.  Gross margin increased as compared to the prior year due to higher volumes and lower production costs.  Gross margin as a percent of sales increased by 6.8% to 38.5% in 2010 from 31.7% in 2009, due primarily to the impact of lower production costs noted above.

We use derivative instruments to hedge a portion of our natural gas requirements. These derivative instruments are used to fix natural gas costs for fertilizer produced to meet certain forward sales commitments. In the second quarter of 2010, we discontinued the use of hedge accounting for derivative instruments. This change did not affect our gas purchasing decisions, hedging approach or cash flows. The impact of discontinuing hedge accounting on our 2010 results was not significant.

Selling, general and administrative costs were $15.7 million in 2010, a decrease of $1.3 million from 2009. This is primarily due to lower corporate expenses and lower expenses allocated from the General Partner. For additional information, see Notes to the Consolidated Financial Statements, Note 12—Related Party Transactions, included herein.

Our net earnings were $201.6 million in 2010, an increase of $57.3 million or 40%, from $144.3 million in 2009. Net earnings increased primarily due to higher gross margin and lower selling, general and administrative expenses.

Year ended December 31, 2009 compared to Year ended December 31, 2008

Our net sales for 2009 were $507.7 million, a decrease of $395.3 million, or 44%, from net sales of $903.0 million in 2008.  The decrease was due to a decline in average ammonia and UAN sales prices of 39% and 42%, respectively, and a decrease in UAN sales volume of 11%, slightly offset by a 1% increase in ammonia sales volumes.  The events of 2008 impacted our 2009 results, as record high fertilizer prices in 2008 were followed by substantially lower prices in 2009.  During 2008, there was a very substantial run-up in fertilizer prices as there was for prices of most commodities, including corn and other grains.  The high grain prices led to high planted acres, especially for corn, and this drove demand for fertilizer, resulting in substantial increases in our product prices.  Customers accelerated fertilizer purchases and commitments for future purchases due to the higher fundamental demand for our products and an expectation that there would be further price escalation.  Later in 2008, when commodity prices in general (and grain prices specifically) dropped precipitously, due in part to the credit crisis, customers were faced with larger than necessary fertilizer inventories purchased at historically high prices.  These factors led to less demand for fertilizer in 2009 as customers reduced inventory to more normal levels.  This drop in inventory positions and overall demand resulted in significant declines in both sales volume and selling prices in 2009 as compared to the prior year.

Total cost of sales averaged approximately $168 per ton in 2009 compared to $206 per ton in 2008.  The 18% decrease in production costs was primarily due to lower natural gas costs and natural gas hedging gains, partially offset by higher plant operating costs.

Our gross margin decreased by $271.3 million to $160.9 million in 2009 compared to $432.2 million in 2008 and the gross margin as a percent of sales decreased by 16.2% to 31.7% in 2009 from 47.9% in 2008.  The decrease was primarily due to the impact of lower selling prices, partially offset by lower production costs.

Selling, general and administrative costs increased $1.3 million, primarily due to an increase in Board of directors and K-1 reporting costs and an increase in the 2009 selling, general and administrative expense allocation from Terra.

Our net earnings were $144.3 million in 2009, a decrease of $278.1 million or 66%, from $422.4 million in 2008.  Net earnings decreased primarily due to lower gross margins.

Form 10-Q: March 31, 2011

Consolidated Financial Statements

3.              From the September 2010 amended General and Administrative Services and Product Offtake Agreement, we noted that the partnership would sell all of its output of fertilizer products to CF Industries and this product purchase arrangement became effective January 1, 2011.  Furthermore, CF Industries is a related party who owns approximately 75% of your common units.  Reference is also made to the disclosure in Note 12 — Related Party Transactions that provides you began selling all of the partnership’s fertilizer products to CF Industries beginning in fiscal 2011 at market prices.  In accordance with Rule 4-08(k) of Regulation S-X, related party transactions which affect the financial statements should be identified with amounts stated on the face of the balance sheet, income statement and statement of cash flows.  Therefore, please revise your consolidated statements to specifically disclose that all revenue as well as any other accounts (including its amounts) in the consolidated financial statements are identified as transactions with a related party.

Response:  We acknowledge the Staff’s Comment and, as requested, will provide the additional disclosures in TNCLP’s future filings with regard to related party transactions which affect the financial statements.  Presented in Exhibit A are Consolidated Financial Statements from TNCLP’s March 31, 2011 Form 10-Q that have been updated and marked for changes to reflect the additional disclosure that will be provided in future filings.

****************************

TNCLP herby acknowledges that:

a.               TNCLP is responsible for the adequacy and accuracy of the disclosure in the filings;

b.              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.               TNCLP may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

Should you have any questions related to the foregoing matters or wish to discuss further any of the responses above, please contact me at (847) 405-2509.

Sincerely,

TERRA NITROGEN COMPANY, L.P.

	By:	/s/ Richard A. Hoker
	Name:	Richard A. Hoker
	Title:	Vice President and Corporate Controller

cc:

Marc Eschenbach, KPMG LLP
Robert Hollingsworth, Deloitte & Touche LLP

Exhibit A

TERRA NITROGEN COMPANY, L.P.

CONSOLIDATED BALANCE SHEETS

	(unaudited)
	March 31,	December 31,
	2011	2010
	(in millions, except for units)
ASSETS
Current assets:
Cash and cash equivalents	$221.7	$124.8
Demand deposits with General Partner Affiliate	10.7	6.1
Accounts receivable, net	1.2	33.4
Inventories, net	16.7	27.6
Prepaid expenses and other current assets	1.8	1.2
Total current assets	252.1	193.1
Property, plant and equipment, net	82.6	83.2
Plant turnarounds, net	11.9	13.4
Other assets	6.8	7.0
Total assets	$353.4	$296.7
LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable and accrued expenses	$22.0	$24.3
Customer advances	33.1	61.2
Other current liabilities	0.4	0.8
Total current liabilities	55.5	86.3
Noncurrent liabilities	0.7	0.4
Contingency (Note 11)
Partners’ capital:
Limited partners’ interests, 18,501,576 Common Units authorized, issued and outstanding	250.0	208.5
Limited partners’ interests, 184,072 Class B Common Units authorized, issued and outstanding	1.4	0.6
General partner’s interest	45.8	0.9
Total partners’ capital	297.2	210.0
Total liabilities and partners’ capital	$353.4	$296.7

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TERRA NITROGEN COMPANY, L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three months ended March 31,
	2011	2010
	(in millions, except per unit amounts)
Net sales:
Product sales to an Affiliate of the General Partner	$195.8	$—
Product sales	—	118.6
Other income from an Affiliate of the General Partner	0.2	—
Other income	—	0.2
Total	196.0	118.8
Cost of goods sold:
Materials, supplies and services	65.8	75.4
Services provided by the General Partner and Affiliates	5.1	3.8
Gross margin	125.1	39.6
Selling, general and adminstrative services provided by the General Partner and Affiliates	3.5	5.0
Other general and adminstrative expenses	0.7	0.6
Earnings from operations	120.9	34.0
Interest expense	—	(0.1)
Net earnings	$120.9	$33.9

Allocation of net earnings:
General Partner	$53.2	$0.7
Class B Common Units	1.1	0.3
Common Units	66.6	32.9
Net earnings	$120.9	$33.9
Net earnings per common unit	$3.60	$1.78

See accompanying Notes to the Consolidated Financial Statements

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TERRA NITROGEN COMPANY, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended March 31,
	2011	2010
	(in millions)
Operating Activities
Net earnings	$120.9	$33.9
Adjustments to reconcile net earnings to net cash flows provided by operating activities:
Depreciation and amortization	5.0	3.9
Non-cash (gain) loss on derivatives	(1.2)	0.2
Changes in operating assets and liabilities:
Accounts receivable	32.2	(0.6)
Inventories	10.9	(11.8)
Accounts payable and accrued expenses	(2.3)	4.5
Customer advances	(28.1)	32.2
Other assets and liabilities - net	0.7	(0.3)
Net cash provided by operating activities	138.1	62.0
Investing Activities
Additions to property, plant and equipment and plant turnaround expenditures	(2.9)	(3.5)
Changes in demand deposits with General Partner Affiliate	(4.6)	3.8
Net cash provided by (used in) investing activities	(7.5)	0.3
Financing Activities
Partnership distributions paid	(33.7)	—
Net cash used in financing activities	(33.7)	—
Increase in cash and cash equivalents	96.9	62.3
Cash and cash equivalents at beginning of period	124.8	24.8
Cash and cash equivalents at end of period	$221.7	$87.1

See accompanying Notes to the Consolidated Financial Statements

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